EXHIBIT 18

Board of Directors and Shareholders
The Standard Register Company
Dayton, Ohio

We are providing this letter for your inclusion as an exhibit to your Form 10-Q filing pursuant to Item 601 of Regulation S-K.
We have been provided a copy of the Company’s Quarterly Report on Form 10-Q for the period ended September 29, 2013. Note 3 therein describes a change in accounting principle for its methods of accounting for defined benefit pension and other post-retirement benefit plans costs. The Company changed its method for determining the market related value of plan assets from a calculated value method to a fair value method and for recognizing actuarial gains and losses in excess of the corridor for all pension and postretirement benefit plans from an amortization method to immediate recognition.
Based on our understanding of management’s stated reasons and justifications relating to the change in accounting principle in the Form 10-Q, we concur with management that such change represents, in the Company’s circumstances, the adoption of a preferable accounting principle in conformity with accounting principles generally accepted in the United States of America under the Financial Accounting Standards Board’s Accounting Standards Codification 250, Accounting Changes and Error Corrections.
We have not audited any financial statements of the Company as of any date or for any period subsequent to December 30, 2012. Accordingly, our comments are subject to change upon completion of an audit of the financial statements covering the period of the accounting change.

/S/ BATTELLE & BATTELLE LLP

Dayton, Ohio
November 12, 2013